Exhibit 99.1

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BN4HT335

Issuer Name

INDIVIOR PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name

Oaktree Capital Management (UK) LLP

City of registered office (if applicable)

London

Country of registered office (if applicable)

United Kingdom

4. Details of the shareholder

Name	City of registered office	Country of registered office
Oaktree London Liquid Value Opportunities Fund (VOF), L.P.	Los Angeles	United States of America
Oaktree Value Opportunities Fund, L.P.	Los Angeles	United States of America
Boston Patriot Arlington St LLC	Boston	United States of America
Oaktree Phoenix Investment Fund, L.P.	Los Angeles	United States of America

5. Date on which the threshold was crossed or reached

09-Jul-2024

6. Date on which Issuer notified

11-Jul-2024

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	6.340000	0.000000	6.340000	8493173
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN4HT335		8493173		6.340000
Sub Total 8.A	8493173		6.340000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Oaktree Phoenix Investment Fund, L.P.		0.200000		0.200000%
Boston Patriot Arlington St LLC		0.920000		0.920000%
Oaktree Value Opportunities Fund, L.P.		3.880000		3.880000%
Oaktree London Liquid Value Opportunities Fund (VOF), L.P.		1.340000		1.340000%

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

11-Jul-2024

13. Place Of Completion

London